SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 5) (1)


                           Host Marriott Corporation
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                                (Name of Issuer)


                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  44107P104
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                                 (CUSIP Number)


                               Thomas J. Saylak
                    Blackstone Real Estate Associates L.P.
                          345 Park Avenue, 31st Floor
                           New York, New York 10154
                                (212) 935-2626

                                With a copy to:

                              Gregory Ressa, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 29, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

__________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107P104                  13D                     Page 2 of 5 Pages


                                AMENDMENT NO. 5

          The Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock") of Host Marriott Corporation, a Maryland corporation (the "Issuer") initially filed on May 13, 1999, as amended (the "Schedule 13D") by Blackstone Real Estate Partners II L.P. ("BRE II"); Blackstone Real Estate Holdings II L.P. ("BREH II"); Blackstone Real Estate Partners II T.E. 1 L.P. ("BRE II TE 1"); Blackstone Real Estate Partners II T.E. 2 L.P. ("BRE II TE 2"); Blackstone Real Estate Partners II T.E. 3 L.P. ("BRE II TE 3"); Blackstone Real Estate Partners II T.E. 4 L.P. ("BRE II TE 4"); Blackstone Real Estate Partners II T.E. 5 L.P. ("BRE II TE 5"); Blackstone Real Estate Partners I L.P. ("BRE I"); Blackstone Real Estate Partners Two L.P. ("BRE Two"); Blackstone Real Estate Partners Three L.P. ("BRE Three"); Blackstone Real Estate Partners IV L.P. ("BRE IV"); Blackstone RE Capital Partners L.P. ("BRECP"); Blackstone RE Capital Partners II L.P. ("BRECP II"); Blackstone RE Offshore Capital Partners L.P. ("BOC"); Blackstone Real Estate Holdings L.P. ("BREH"); CR/RE L.L.C. ("CRRE"); BRE/Ceriale L.L.C. ("BRE/Ceriale"); RTZ Management Corp. ("RTZ"); BRE Logan Hotel Inc. ("Logan"); Blackstone Real Estate Associates L.P. ("BREA"); Blackstone Real Estate Associates II L.P. ("BREA II"); Blackstone Real Estate Management Associates II L.P. ("BREMA II"); BREA L.L.C. ("BREA LLC"); ("BREA II LLC"); Peter G. Peterson ("Peterson"); Stephen A. Schwarzman ("Schwarzman"); John G. Schreiber ("Schreiber"); and John Ceriale ("Ceriale"), is hereby amended as set forth herein. Responses to each item below may be incorporated by reference into each other item, as applicable. Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby supplemented as follows:

          Pursuant to an agreement among the Issuer, Salomon Smith Barney Inc. ("Salomon"), Host Marriott, L.P. and BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, Logan, RTZ and BRE/Ceriale (collectively, the "Selling Shareholders"), the Selling Shareholders have agreed to sell, in the aggregate, 18,200,000 shares of Common Stock to Salomon for a price of $13.00 per share. The Common Stock to be sold by the Selling Shareholders will be issued to them by the Issuer upon the redemption of 18,200,000 OP Units held by them prior to the closing of the sale of Common Stock. The closing of the sale of Common Stock is expected to take place on June 4, 2001. After the closing of the sale of Common Stock, all Reporting Persons will hold, in the aggregate, 2,815,735 OP Units, which are redeemable for cash or (at the election of Issuer) shares of Common Stock (on a one-for-one basis).

CUSIP No. 44107P104                  13D                     Page 3 of 5 Pages


                                  SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2001

                                  BLACKSTONE REAL ESTATE PARTNERS I L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS TWO L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS THREE L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                                  BLACKSTONE RE CAPITAL PARTNERS L.P.

                                  BLACKSTONE RE CAPITAL PARTNERS II L.P.

                                  BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.

                                  BLACKSTONE REAL ESTATE HOLDINGS L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II L.P.

                                  BLACKSTONE REAL ESTATE HOLDINGS II L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.

                                  BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.

                                  CR/RE L.L.C.

                                  BRE LOGAN HOTEL INC.

                                  BRE/CERIALE L.L.C.

                                  RTZ MANAGEMENT CORP.

                                  BLACKSTONE REAL ESTATE ASSOCIATES L.P.

                                  BLACKSTONE REAL ESTATE ASSOCIATES II L.P.

                                  BLACKSTONE REAL ESTATE MANAGEMENT
                                           ASSOCIATES II L.P.

                                  BREA L.L.C.

                                  BREA II L.L.C.

                                  PETER G. PETERSON

                                  STEPHEN A. SCHWARZMAN

                                  JOHN G. SCHREIBER

CUSIP No. 44107P104                  13D                     Page 4 of 5 Pages



                                  JOHN CERIALE


                                  By:   /s/ Thomas J. Saylak
                                       _______________________
                                       Name:  Thomas J. Saylak
                                       Title: Attorney-in-fact

CUSIP No. 44107P104                  13D                     Page 5 of 5 Pages


                               INDEX OF EXHIBITS

            Description
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Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of May 13, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D, incorporated by reference to Exhibit 1 to the Initial Statement.

Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A, dated October 10, 1998.

Exhibit 3 Contribution Agreement dated as of April 16, 1998 by and among the Issuer, the Operating Partnership, and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998, incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 6 Underwriting Agreement, dated as of February 1, 2001, among the Issuer, Salomon, Host Marriott, L.P. and the Selling Shareholders, incorporated by reference to Exhibit 1.1 to the Current Report of the Issuer on Form 8-K dated February 7, 2001.

Exhibit 7 Underwriting Agreement, dated as of May 2, 2001, among the Selling Shareholders, Salomon, Host Marriott L.P. and the Issuer, incorporated by reference to Exhibit 1.1 to the Current Report of the Issuer on Form 8-K dated May 8, 2001.